Exhibit (a)(1)(O)

Colleagues,

As a follow up to Shuli’s e-mail below, I wanted to let you know that we will be mailing to your home address tomorrow, a letter from NICE that will have your username and password to the Tamir Fishman site so that you will be able to access your current option status as well as elect to exchange if you choose to.

Let me know if you have questions.

Regards,
Human Resources